Exhibit 99.1

G. WILLI-FOOD INTERNATIONAL LTD.
4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel
Tel: 972-8-9321000; Fax: 972-8-9321003

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MARCH 14, 2023

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Meeting”) of G. Willi-Food International Ltd. (the “Company”) will be held on March 14, 2023, at 4:00 p.m. Israel time, at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel, for the following purposes:

1.	Approval of a revised Compensation Policy for a period of three years, commencing on January 1, 2023;

2.
Subject to the approval of proposal 3, appointment of Mr. Zwi Williger as the Company’s Chairman of the Board (subject to his re-election as a director as detailed in proposal 7), for a period of three years, commencing on the date of approval by the shareholders in the Meeting, according to clause 121(c) to the Israeli Companies Law, 5759-1999 (the "Companies Law").

3.
Subject to the approval of proposal 2, appointment of Mr. Joseph Williger, Mr. Zwi Williger's brother, as the Company's CEO, for a period of three years, commencing on the date of approval by the shareholders in the Meeting, according to clause 121(c) to the Companies Law.

4.
Subject to the approval of the revised Compensation Policy (proposal 1) and the appointment of Mr. Zwi Williger as the Company’s Chairman of the Board (proposal 2), approval of the terms of office of Mr. Zwi Williger, a controlling shareholder, commencing on January 1, 2023;

5.
Subject to the approval of the revised Compensation Policy (proposal 1) and the appointment of Mr. Josef Williger, a controlling shareholder, as the Company’s CEO (proposal 3), approval of the terms of office of Mr. Josef Williger, commencing on January 1, 2023;

6.
Approval of an extension for a three (3) year period of the Services Agreement between the Company and Willi-Food Investments Ltd., the Company’s controlling shareholder, commencing on January 1, 2023;

7.	Re-election of Mr. Zwi Williger, Mr. Joseph Williger, Mr. Victor Bar as directors of the Company, each to hold office subject to the Company’s Articles of Association and the Companies Law; and

8.
Appointment of BDO Ziv Haft as the Company's independent accounting firm for the year ending on December 31, 2022 and for the period until the next Annual General Meeting of the Company's shareholders.

In addition, at the Meeting, the shareholders will be requested to consider the financial statements of the Company for the fiscal year ended December 31, 2021, together with the report of the auditors thereon and the report of the Board for such year.

   Shareholders may transact such other additional business as may properly come before the Meeting or any adjournment or postponement thereof.

One or more shareholders holding at least one percent (1%) of the voting rights at the Meeting may apply to the Company's Board of Directors in accordance with the provisions of section 66(b) of the Companies Law, to include a matter on the agenda of the Meeting until Tuesday, February 14, 2023. Should the Board of Directors find that said matter is appropriate to be discussed at the Meeting, the Company will publish an updated agenda.

Shareholders of record at the close of business on Tuesday, February 7, 2023, (the “Record Date”), are entitled to participate and to vote at the Meeting and at any adjournment or postponement thereof. Each shareholder of record is entitled to one vote for each Ordinary Share held by him/her upon each of the matters on the Meeting’s agenda.

All shareholders are cordially invited to attend the Meeting in person. Shareholders who will not attend the Meeting in person are requested to complete, date and sign the form of proxy to be provided separately and to return it promptly, no later than 48 hours prior to the Meeting (i.e., no later than March 12, 2023 at 4:00 p.m., Israel time), to the offices of the Company or to the offices of the Company's transfer agent, American Stock Transfer & Trust Company, LLC, using the enclosed envelope. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting and to vote your Ordinary Shares in person.

A shareholder who wishes to vote at the Meeting but is unable to attend in person may appoint a representative to attend the Meeting and vote in his/her behalf. In order to do so, such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than 48 hours prior to the Meeting (i.e., no later than March 12, 2023 at 4:00 p.m. Israel time).

Shareholders may, at their request and subject to the provisions of the law, review documents related to the Meeting’s agenda at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel, on (Israeli) business days (Sundays to Thursdays) between 9:00 a.m. to 5:00 p.m. Israel time following previous coordination with the Company’s Chief Financial Officer, Mr. Yitschak Barabi (phone number +972-8-9321000, fax number +972-8-9321003).

By order of the Board of Directors
/s/ Joseph Williger
Joseph Williger
Co-Chairman of the Board of Directors

Dated: Yavne, Israel, February 1, 2023